Exhibit 99.1

GERDAU EXPANDS INVESTMENTS

IN OURO BRANCO

After recently concluding the expansion of its steelworks in the city of Ouro Branco (state of Minas Gerais) to 4.5 million tonnes/year of crude steel capacity, Gerdau announces a new investment at this same unit: the Company’s first hot rolled coil mill to be installed in Brazil. Therefore, two new flat steel rolling mills will be installed in Ouro Branco, one for the production of heavy plates (as already announced) and the other for the manufacturing of hot coils. Together, they total R$ 2.4 billion in investments, reaching an installed capacity of 1.9 million tonnes/year. The investment in these new rolling mills is supported by the Minas Gerais State Government. In the future, the joint capacity of these two rolling mills may increase to 3 million tonnes/year.

“We are investing in order to meet the Brazilian and global markets in line with the growth trend for steel demand in the next years. With these new rolling mills startup, Gerdau will offer to the market a new line of products from the manufacturing of flat steel, thus, better meeting the needs of its clients”, says André B. Gerdau Johannpeter, Gerdau’s CEO.

The main equipments have already been acquired and the startup is estimated for 2012. After the installation of these two rolling mills, 700 direct permanent jobs will be created and indirect jobs are estimated in approximately 2,500. In addition, during the peak of construction, around 7,000 temporary jobs will be generated. Both products, hot coils and heavy plates, target the oil, shipbuilding, civil construction (metallic construction) and heavy equipment (machinery and tools) industries.

Around 70% out of the total R$ 2.4 billion in investments will be spent with domestic suppliers and 30% with foreign suppliers.

As previously announced to the market, in addition to these new two rolling mills, Gerdau is investing in the expansion of its structural profiles production capacity, from 540,000 tonnes to 700,000 tonnes/year, an investment of R$ 100 million, with startup estimated for 2011.

The Company is also investing R$ 352 million on the expansion of its iron ore production in the state of Minas Gerais, which shall reach 6.6 million tonnes/year in 2012, considering the mining activities of Várzea do Lopes and Miguel Burnier.

The announced initiatives are part of Gerdau’s investment plan of R$ 9.5 billion for the 2010-2014 period, with 80% of this amount (R$ 7.6 billion) being geared towards operations in Brazil.

About Gerdau

Gerdau is the leader in production of long steel in the Americas and one of the largest suppliers of special long steel in the world. Gerdau has industrial plants in 14 countries, operating in the Americas, Europe and Asia, which add up an installed capacity surpassing 25 million tonnes of steel.  The Company is the largest recycler in Latin America and in the World, transforming million tons of scrap into steel, every year. With over 140,000 shareholders, Gerdau’s publicly-held companies are listed at São Paulo’s Stock Exchange (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (Nyse: GNA, GGB), Toronto (GNA: TO), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

Rio de Janeiro, July 7, 2010

Osvaldo Burgos Schirmer

Executive Vice-President

Investor Relations Officer